FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F              ☒                                    Form 40-F                                           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                            ☐                                    No                                ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated March 31, 2004

GUCCI

Gucci Group

GUCCI GROUP APPOINTS NEW CHIEF EXECUTIVE OFFICER FOR BOUCHERON

Amsterdam, The Netherlands, March 31, 2004: Gucci Group N.V.(Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces the appointment, effective May 1, 2004 of Jean-Christophe Bedos as Chief Executive Officer of Boucheron, its prestigious jewelry, watches and fragrances brand, replacing Gucci Group Executive Vice President and interim Boucheron CEO Brian Blake, who announced his departure earlier this month.

Jean-Christophe Bedos comes to Boucheron with 15 years experience at Cartier and its parent company, the Richemont Luxury Group. Most recently he was Managing Director for Cartier France SA in Paris where he was responsible for seven of the Richemont Luxury Group's brands including Cartier, Baume & Mercier and Piaget.

Aged 39, Jean-Christophe Bedos holds bachelor's degrees in Business Administration, European Business and International Commercial Law and earned a Master in Business Management from the London Business School.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Venta, Bédate & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia/Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+39 02 8800 5555	+39 055 7592-2456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 31 March 2004	By:	/s/ Robert S. Singer
	Name:	Robert S. Singer
	Title:	Chief Financial Officer